Exhibit 99.1

Clearmind Medicine Receives Approval to Commence its Phase I/IIa Clinical Trial of CMND-100 for Alcohol Use Disorder

For the first time, patients with alcohol use disorder will receive the company’s unique and proprietary psychedelic - MEAI

Vancouver, Canada, Feb. 23, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, is pleased to announce it has received approval from the Ministry of Health of Israel to commence its phase I/IIa clinical trial for alcohol use disorder (AUD) patients using the company’s proprietary MEAI-based (5-methoxy-2-aminoindane) CMND-100 oral capsule.

“We are thrilled to receive approval to commence our phase I/IIa clinical trial for our lead drug candidate, CMND-100, which has been shown to be safe and effective in preclinical studies. This is the most important milestone for the company to date and marks our transition to a clinical- stage pharmaceutical company. The Clearmind team has been working tirelessly on the research and development of a novel treatment to the global epidemic of alcoholism. We are eager to continue our work with patients in need of help,” said Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine. “Our non-hallucinogenic, psychedelic solution could be the answer to the tremendous global need for groundbreaking, dedicated and effective treatments for addictions.”

The clinical trial is a multinational, multi-center, single and multiple dose tolerability, safety and pharmacokinetic study of CMND-100 in healthy volunteers and AUD subjects. The Israeli study will be led by Prof. Mark Weiser, M.D., head of the Psychiatric Division at the Sheba Medical Center in the Tel Aviv suburb of Ramat Gan.

The company intends to have two additional sites in the United States for the phase I/IIa clinical trial, at the Yale School of Medicine’s Department of Psychiatry and the Johns Hopkins University School of Medicine.

The primary endpoint of the clinical trial is to find the tolerable dose and characterize the safety and pharmacokinetics/ pharmacodynamics of single and repeated doses of CMND-100 in healthy subjects and those with AUD. The secondary endpoint is to evaluate preliminary efficacy of CMND-100 in reduction of drinking patterns and cravings in individuals with moderate-to-severe AUD. Oral capsules will be administered and subjects treated by these oral capsules will report their drinking patterns and cravings for alcohol during the clinical trial.

The active ingredient in CMND-100 is MEAI, an innovative, psychoactive and non-hallucinogenic molecule that has been reported to reduce the desire to consume alcoholic beverages, while exerting a slight euphoric alcohol-like experience. MEAI was found to interact with the serotonergic receptors 5-HT1a and 5-HT2a. The serotonergic system is considered to play a key role in the regulation of alcohol intake, reward, preference, and dependence. MEAI was also found to interact with the alpha-2-adrenergic receptors α2A, α2B and α2C, as well as the plasma membrane monoamine transporters for dopamine (DAT), norepinephrine (NET) and serotonin (SERT). These receptors and transporters are believed to participate in mediating alcohol drinking behavior and could constitute important molecular targets for interventions that target drugs subject to abuse, such as alcohol.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of fifteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its transition to a clinical- stage pharmaceutical company and how its non-hallucinogenic, psychedelic solution could be the answer to the tremendous global need for groundbreaking, dedicated and effective treatments for addictions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on January 29, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.